SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

webMethods, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share,
Having an Exercise Price Per Share of $40.00 or More
(Title of Class of Securities)

94768C108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Phillip Merrick
Chairman and Chief Executive Officer
webMethods, Inc.
3930 Pender Drive
Fairfax, Virginia 22030
(703) 460-2500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Andrew M. Tucker
Shaw Pittman
1650 Tysons Boulevard-14th Floor
McLean, Virginia 22102
(703) 770-7900

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$113,284,007	$22,657

      * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,471,906 shares of common stock of webMethods, Inc. having an aggregate value of $113,284,007 as of April 12, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	Not applicable. Not applicable.	Filing party: Date filed:	Not applicable. Not applicable.

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

INTRODUCTORY STATEMENT

      This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share (“Common Stock”), held by our employees for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of Common Stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated April 12, 2001 attached hereto as Exhibit (a)(1) (the “Offer to Exchange”) and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the “Letter of Transmittal”).

      The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1.          Summary Term Sheet.

      The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated April 12, 2001 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.          Subject Company Information.

      (a)           The name of the issuer is webMethods, Inc., a Delaware corporation (the “Company”), the address of its principal executive offices is 3930 Pender Drive, Fairfax, Virginia 22030, the telephone number of its principal executive offices is (703) 460-2500. The information set forth in the Offer to Exchange under Section 9 (“Information Concerning webMethods, Inc.”) is incorporated herein by reference.

      (b)            This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the webMethods, Inc. Amended and Restated Stock Option Plan (the “webMethods Option Plan”) and the Active Software, Inc. 1999 Stock Plan to purchase shares of Common Stock having an exercise price per share of $40.00 or more and that were granted prior to March 31, 2001 (the “Options”) for new options (the “New Options”) to purchase shares of Common Stock to be granted under the webMethods Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange, the related cover letter and Letter of Transmittal (collectively, as they may be amended from time to time, the “Offer”). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and cancelled.

      The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

      (c)           The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.          Identity and Background of Filing Person.

      (a)           The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.          Terms of the Transaction.

      (a)           The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

      (b)           The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.          Past Contacts, Transactions, Negotiations and Arrangements.

      (e)           The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The eligible option plans attached hereto as Exhibit (d)(1), Exhibit (d)(3), and Exhibit (d)(4) contain information regarding the subject securities.

Item 6.          Purposes of the Transaction and Plans or Proposals.

      (a)           The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

      (b)           The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

      (c)           The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.          Source and Amount of Funds or Other Consideration.

      (a)           The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

      (b)           The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

      (d)           Not applicable.

Item 8.          Interest in Securities of the Subject Company.

      (a)           Not applicable.

      (b)           On March 2, 2001, the Company issued a warrant to purchase up to 750,000 shares of Common Stock to i2 Technologies, Inc. in connection with a strategic partnership agreement between i2 Technologies, Inc. and the Company.

      The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.          Person/Assets, Retained, Employed, Compensated or Used.

      (a)           Not applicable.

Item 10.       Financial Statements.

      (a)           The information set forth in the Offer to Exchange under Section 9 (“Information Concerning webMethods, Inc.”) and Section 16 (“Additional Information”) and on pages 13 through 34 of the Company’s Current Report on Form 8-K dated December 6, 2000, pages 2 through 6 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000, pages 3 through 8 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000 as amended on Form 10-Q/A and pages 3 through 7 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2000 is incorporated herein by reference.

Item 11.       Additional Information.

      (a)           The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 “Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

      (b)           Not applicable.

Item 12.          Exhibits.

(a)	(1)	Offer to Exchange, dated April 12, 2001.

	(2)	Form of Letter of Transmittal.

	(3)	Letter from Phillip Merrick to Eligible Employees, dated April 12, 2001.

	(4)	Email Letter from Jeff Kramer to Eligible Employees, dated April 12, 2001.

	(5)	Form of Letter to Tendering Option Holders.

	(6)	webMethods, Inc. Press Release dated April 12, 2001.

	(7)	Example of Option Statement.

	(8)	Form of Schedule of Events.

	(9)	Form of Email Letter from Jeff Kramer to Eligible Employees.

	(10)	webMethods, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2000 and incorporated herein by reference.

	(11)	webMethods, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000 filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

	(12)	webMethods, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000 as amended on Form 10-Q/A filed with the Securities and Exchange Commission on January 31, 2001 and incorporated herein by reference.

	(13)	webMethods, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2000 filed with the Securities and Exchange Commission on August 14, 2000 and incorporated herein by reference.

(b)		Not applicable.

(d)	(1)	webMethods, Inc. Amended and Restated Stock Option Plan, filed as Exhibit 4.3 to the Company’s August 17, 2000 Registration Statement on Form S-8 (File No. 333-43958) and incorporated herein by reference.

	(2)	Form of Option Agreement pursuant to the webMethods, Inc. Amended and Restated Stock Option Plan.

	(3)	the Active Software, Inc. 1999 Stock Plan, filed as Exhibit 4.6 to the Company’s August 17, 2000 Registration Statement on Form S-8 (File No. 333-43958) and incorporated herein by reference.

(g)		Not applicable.

(h)		Not applicable.

Item 13.          Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

webMethods, Inc.

/s/ Phillip Merrick Phillip Merrick Chairman and Chief Executive Officer

Date: April 12, 2001

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated April 12, 2001.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Letter from Phillip Merrick to Eligible Employees, dated April 12, 2001.

(a)(4)	Email letter from Jeff Kramer to Eligible Employees, dated April 12, 2001.

(a)(5)	Form of Letter to Tendering Option Holders.

(a)(6)	webMethods, Inc. Press Release dated April 12, 2001.

(a)(7)	Example of Option Statement.

(a)(8)	Form of Schedule of Events.

(a)(9)	Form of Email Letter from Jeff Kramer to Eligible Employees.

(a)(10)	webMethods, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2000 and incorporated herein by reference.

(a)(11)	webMethods, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2000 filed with the Securities and Exchange Commission on February 14, 2001 and incorporated herein by reference.

(a)(12)	webMethods, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000 as amended on Form 10-Q/A filed with the Securities and Exchange Commission on January 31, 2001 and incorporated herein by reference.

(a)(13)	webMethods, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2000 filed with the Securities and Exchange Commission on August 14, 2000 and incorporated herein by reference.

(d)(1)	webMethods, Inc. Amended and Restated Stock Option Plan, filed as Exhibit 4.3 to the Company’s August 17, 2000 Registration Statement on Form S-8 (File No. 333-43958) and incorporated herein by reference.

(d)(2)	Form of Option Agreement pursuant to the webMethods, Inc. Amended and Restated Stock Option Plan.

(d)(3)	Active Software, Inc. 1999 Stock Plan, filed as Exhibit 4.6 to the Company’s August 17, 2000 Registration Statement on Form S-8 (File No. 333-43958) and incorporated herein by reference.